Company Contact: Pansoft Company Limited Allen Zhang, Chief Financial Officer Phone: +86-531-8887-1159 E-mail: allen.zhang@pansoft.com	Investor Contact: CCG Investor Relations Mr. John Harmon, CFA, Sr. Account Manager Phone: +86-10-6561-6886 Ext. 807 (Beijing) E-mail: john.harmon@ccgir.com

Pansoft to Reconvene Annual General Meeting of Stockholders

JINAN, China, November 11, 2011 – Pansoft Company Limited (NASDAQ: PSOF) (“Pansoft” or the “Company”), a leading ERP software service provider for the oil and gas industry in China, today announced that the Company will reconvene its annual general meeting of stockholders (the “2010 Annual Meeting”) for the fiscal year ended June 30, 2010 on Monday, November 28, 2011, at 8:00 a.m. Eastern Standard Time (EST), by web conference.

As previously announced in a press release dated June 22, 2011, the Company held and adjourned the 2010 Annual Meeting on June 30, 2011 in order to provide additional time to amend its Annual Report on Form 20-F in response to certain comments from the U.S. Securities and Exchange Commission in a routine review of the Annual Report. The Company has successfully completed the review process and filed Amendment No. 1 to the Form 20-F on October 26, 2011.

If you have previously voted your shares during the pendency of the adjourned meeting, these votes will be counted at the 2010 Annual Meeting unless you change your votes by following the procedure set forth in the proxy materials and other information previously distributed to you (the “Information Circular”).   If you have not voted your shares during the pendency of the adjourned meeting, we encourage you to vote by following the instructions set forth in the Information Circular.

The date, time and website of the 2010 Annual Meeting are as follows:

Date:	Monday, November 28, 2011
Time:	8:00 a.m. EST

The internet access information for the meeting is as follows:
www.virtualshareholdermeeting.com/pansoft11

The following proposals will be voted at the meeting:

1.	To re-elect Mr. Hugh Wang and Mr. Guoqiang Lin as Class-III directors of the Board serving for a term of three years expiring on June 30, 2014;

2.	To approve the amendment of the 2008 Stock Incentive Plan of the Company (the “Plan”);

3.	To approve the approximate 50% increase of the option pool;

4.	To appoint Crowe Horwath (HK) CPA Limited as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2012; and

5.	To transact such other business as may properly come before the annual general meeting and any adjournment thereof.

Important Notice Regarding the Availability
of Proxy and Information Materials
for the Stockholder Meeting to be Held on November 28, 2011:
The Annual Report on Form 20-F and any amendment thereto, and
The Amended and Restated 2008 Stock Incentive Plan
are available at:  www.pansoft.com

The Board of Directors has declared the close of business on May 20, 2011 as the record date for determining the stockholders entitled to notice of and to vote at the 2010 Annual Meeting and any adjournment thereof.  The Information Circular and other documents for the 2010 Annual Meeting have been previously delivered to the shareholders by mail.  The Company has also sent a separate notice to the shareholders, including a copy of this press release, regarding the new 2010 Annual Meeting date.  These documents are available at the Company’s principal executive offices located at the following address for five days prior to the Meeting:

3/F Qilu Software Park Building
Jinan Hi-Tech District, Jinan, Shandong Province
People’s Republic of China, 250101

WHETHER OR NOT YOU INTEND TO ATTEND THE WEBCAST FOR THE ANNUAL MEETING, WE URGE YOU TO MARK, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD PROMPTLY OR VOTE VIA THE INTERNET OR TELEPHONE BY FOLLOWING THE INSTRUCTIONS SET FORTH IN THE PROXY CARD IF YOU HAVE NOT DONE SO BEFORE OUR MEETING ADJOURNMENT.  After reading the information circular, please mark, date, sign and return, as soon as possible, the enclosed proxy card in the prepaid envelope to ensure that your shares will be represented. YOUR SHARES CANNOT BE VOTED UNLESS YOU SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD OR ATTEND THE ANNUAL MEETING WEBCAST IN PERSON.

Pansoft’s executives will provide an investor presentation to discuss the Company’s growth strategy, business outlook and financial performance. The Company’s management and Board members will answer questions from analysts and investors at the Meeting. The Company looks forward to speaking with stakeholders at the Meeting.

About Pansoft Company Limited

Pansoft is a leading enterprise resource planning (“ERP“) software and professional services provider for the oil and gas industry in China.  Its ERP software offers comprehensive solutions for various business operations including accounting, order processing, delivery, invoicing, inventory control, and customer relationship management. For more information, go to Pansoft's website at http://www.pansoft.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements concerning Pansoft Company Limited, which include but are not limited to, statements regarding Pansoft’s ability to expand its service offerings and maintain leadership as a provider of ERP software and services for the oil and gas industry in China.  The actual results may differ materially depending on a number of risk factors including but not limited to, the following: general economic and business conditions, development, shipment and market acceptance of products, additional competition from existing and new competitors, changes in technology or product techniques, the Company’s ability to successfully integrate acquisitions, its ability to repurchase shares, share-repurchase plans, and various other factors beyond its control.  All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risk factors detailed in the Company’s reports filed with the Securities and Exchange Commission, including its Annual Report on Form 20-F, as amended.  Pansoft Company Limited undertakes no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.

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